Exhibit 99.1

SINA Confirms Receipt of Nominations from Aristeia Capital

BEIJING, Sept. 18, 2017 /PRNewswire/ — SINA Corporation (the “Company” or “SINA”) (NASDAQ: SINA), a leading online media company serving China and the global Chinese communities, today confirmed that Aristeia Capital, L.L.C. (together with certain of its affiliates and managed entities, “Aristeia”), has submitted a notice of nomination of two individuals for election to the SINA Board of Directors at the Company’s 2017 Annual General Meeting. The Company issued the following statement:

The SINA Board of Directors and management team are committed to an active and open dialogue with SINA shareholders and respect their views. We have held several discussions with Aristeia over the course of its investment in SINA, and we will continue to constructively engage with Aristeia and our other shareholders toward the goal of enhancing value. Notwithstanding this engagement and SINA’s track record of delivering highly attractive returns for shareholders, Aristeia has decided to commence a self-serving campaign to place two of its nominees on your Board.

Despite SINA’s attempts to engage constructively and multiple requests over recent weeks that Aristeia comply with the Company’s process for evaluating Board candidates, Aristeia’s nominees flatly refused to be interviewed by the SINA Board. Aristeia has now launched a public campaign that fails to acknowledge the contradictory nature of its own demands, which sought to dismiss basic governance principles by threatening a proxy fight if the SINA Board did not blindly appoint them to serve as directors and fiduciaries to all shareholders. We do not believe Aristeia, which has traded in-and-out of SINA’s stock to support its gains, is truly interested in governance. Instead, we believe Aristeia is interested only in implementing a short-term and self-serving agenda.

We do not believe the short-term views of an approximately 3.5% shareholder should impede the progress SINA is making, including the significant stock price appreciation that Aristeia acknowledges. Nor should the value potential of the Company be put at risk over an uninformed strategy that does not reflect an understanding of the Chinese regulatory environment. SINA believes shareholders should consider that:

•                  SINA has delivered record financial results driving significant stock price appreciation. SINA has built a strong digital media network in China, which includes SINA.com and SINA.cn (PC and mobile portal), SINA Mobile Applications (SINA News App and other vertical apps) and Weibo (the leading social media platform in China). Online advertising has been a main source of SINA’s revenues since its inception. In the second quarter of 2017, the Company’s net revenues grew 47% year over year and non-GAAP income from operations grew at a record high rate of 235% year over year. SINA’s relative stock performance, which has outperformed the NASDAQ Composite Index by 26% and 113% over the past one and three-year periods, respectively1, reflects the success of our operating strategy and investments.

•                  SINA has returned significant capital to shareholders. SINA’s solid balance sheet, demonstrated an ability to incubate and develop new business models, such as Weibo, have enabled the Company to return approximately $1.8 billion of capital to its shareholders since 2014. These capital returns have been undertaken through the execution of a $500 million share repurchase plan under which SINA has repurchased $311 million of its shares, and through the distribution of approximately 14.2 million Weibo shares to SINA shareholders in October 2016 and July 2017, representing approximately 6% of SINA’s holdings in Weibo valued at approximately $1.5 billion.2

•                  SINA’s record of growth and value creation is being overseen by five directors with highly relevant experience. SINA’s directors have significant experience in China’s internet industry, professional online media and social media businesses, finance and asset management at publicly traded companies, including leadership and operating experience within Chinese markets and the Chinese regulatory environment. In addition, the Board collectively owns a significant portion of SINA’s outstanding common stock, including approximately 12% held by Charles Chao, Chairman and Chief Executive Officer of SINA, ensuring the Board’s interests are fully aligned with the interests of all shareholders.

•                  The SINA Board and management team regularly explore, develop and invest in value-enhancing opportunities to increase business scale and diversify business models to generate sustained growth and return capital to shareholders. The strength of SINA’s balance sheet enables the Company to be nimble when accretive and synergistic transaction opportunities arise and to avoid costly and risky financing to fund its growth needs.

While SINA believes it is inappropriate for Aristeia, an approximately 3.5% shareholder based in New York City, to control approximately 30% of the Board, the SINA Board evaluated the qualifications of each of Aristeia’s nominees based on the limited information available. The Board determined that the Aristeia nominees would not add any skills or experience not already well-represented on the current SINA Board and believes the Aristeia nominees would seek to implement a risky, short-term interest-driven and potentially long-term value destructive process for SINA and its stake in Weibo. The SINA Board also believes that Aristeia and its two nominees lack the relevant skills, experience and understanding of SINA, the China market and public companies operating in the internet and media industries in China, as clearly demonstrated by Aristeia’s proposals. We believe a transaction for SINA or its stake in Weibo would not succeed in the current Chinese regulatory environment. The time, resources and capital invested to pursue a transaction with a high likelihood of failure, rather than accretive and value creating opportunities, is not in the best interests of SINA shareholders.

The SINA Board and management team have and will continue to act in the best interests of all SINA shareholders. Consistent with this record, we will continue to actively consider and evaluate all available opportunities to ensure that we realize the Company’s full potential and enhance value for all our shareholders.

The Company will present the Board’s recommendation regarding director nominees in SINA’s proxy statement, together with a WHITE proxy card, and other materials, to be mailed to all shareholders eligible to vote at the 2017 Annual General Meeting, which will be scheduled in due course.

SINA shareholders are not required to take any action at this time.

About SINA

We are an online media company serving China and the global Chinese communities. Our digital media network of SINA.com (portal), SINA.cn (mobile portal), SINA Mobile Apps and Weibo.com (social media) enable Internet users to access professional media and user generated content in multi-media formats from the web and mobile devices and share their interests to friends and acquaintances.

SINA.com offers distinct and targeted professional content on each of its region-specific websites and a full range of complementary offerings. SINA.cn and SINA Mobile Apps provide news information, professional and entertainment content from SINA.com customized for mobile users in WAP (mobile browser) and mobile application format. Weibo is a leading social media platform for people to create, distribute and discover Chinese-language content. Based on an open platform architecture, Weibo allows users to create and post feeds and attach multi-media content, as well as access a wide range of organically and third-party developed applications, such as online games.

Through these properties and other product lines, we offer an array of online media and social media services to our users to create a rich canvas for businesses and advertisers to effectively connect and engage with their targeted audiences.

Safe Harbor Statement

This press release contains forward-looking statements that relate to, among other things, SINA’s expected performance and SINA’s strategic and operational plans. SINA may also make forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “confidence,” “estimates” and similar statements. SINA assumes no obligation to update the forward-looking statements in this press release or elsewhere. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to failure to meet internal or external expectations of future performance given the rapidly evolving markets; condition of the global financial and credit market; the uncertain regulatory landscape in China; fluctuations in the Company’s quarterly operating results; the Company’s reliance on online advertising sales and value-added services for a majority of its revenues; failure to successfully develop, introduce, drive adoption of or monetize new features and products, including portal, Weibo and MVAS products; failure to enter and develop the small and medium enterprise market by the Company or through cooperation with other parties, such as Alibaba; failure to successfully integrate acquired businesses; risks associated with the Company’s investments, including equity pick-up and impairment; and failure to compete successfully against new entrants and established industry competitors. Further information regarding these and other risks is included in SINA’s annual report on Form 20-F for the year ended December 31, 2016 and other filings with the SEC.

Contact:

Investor Relations

SINA Corporation
Phone: 8610-5898 3336
Email: ir@staff.SINA.com.cn

Larry Miller / Scott Winter
Innisfree M&A Incorporated
Phone: 212-750-5833

Media

Ed Trissel / Nick Lamplough
Joele Frank, Wilkinson Brimmer Katcher
Phone: 212-355-4449

1 Based on SINA’s closing stock price on September 18, 2017.
2 Value based on Weibo Corporation’s closing stock price as of September 18, 2017.